SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For  date 17 August 2011

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

 Form 20-F         X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes                        No         X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Standard Form TR1 Voting rights attached to shares Article 12(1) of directive 2004/109/EC Financial instruments Article 11(3) of the Commission Directive 2007/14/EC

1.      Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:
         The Governor and Company of the Bank of Ireland (the "Bank")

2.       Reason for the notification (please tick the appropriate box or boxes):

             []     an acquisition or disposal of voting rights
          []     an acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
             [x]    an event changing the breakdown of voting rights

3.       Full name of person(s) subject to the notification obligation:
          National Pensions Reserve Fund Commission (the "NPRFC")
          Minister for Finance of Ireland (the "Minister")

4.       Full name of shareholder(s) (if different from 3.):
          National Pensions Reserve Fund Commission

5.       Date of the transaction and date on which the threshold is crossed or reached:
          Date on which threshold is crossed or reached: 15 August 2011

6.       Date on which issuer notified:
          16 August 2011

7.       Threshold(s) that is/are crossed or reached:
          The NPRFC's percentage of voting rights has decreased from 52.05% to 42.11%. Each 1% percentage threshold from 52% down to 43% has been crossed.

8.       Notified details:

A) Voting rights attached to shares
Class/type of shares (if possible using the ISIN CODE)	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting rights	Number of shares	Number of voting rights		% of voting rights
			Direct	Direct	Indirect	Direct	Indirect
Ordinary stock of €0.05 each (ISIN: IE0030606259)	12,687,453,433	12,687,453,433	NIL	NIL	12,687,453,433	NIL	42.11%
SUBTOTAL A (based on aggregate voting rights):	12,687,453,433	12,687,453,433	NIL	12,687,453,433		42.11%

B) Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration Date	Exercise/Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/converted	% of voting rights
Bonus Ordinary Stock	N/A	As described at paragraph 11(B) (below).	As described at paragraph 11(B) (below).	As described at paragraph 11(B) (below).
		SUBTOTAL B (in relation to all expiration dates)	As described at paragraph 11(B) (below).	As described at paragraph 11(B) (below).

Total (A+B)	number of voting rights	% of voting rights
	12,687,453,433	42.11%

9.      Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
         Ordinary stock of the Bank owned indirectly by the NPRFC is held in the name of BNY Custodial Nominees (Ireland) Limited.

10.    In case of proxy voting: [name of the proxy holder] will cease to hold [number] voting rights as of [date].
         N/A

11.     Additional information:
         (A)     Bank Capital Investment

                   On 25 July 2011, the Minister announced that negotiations had concluded with a group of investors who have committed to buy up to €1.123 billion of ordinary stock of the Bank from the NPRFC.

                   The capital investment consists of:

                   (a)     an initial purchase of ordinary stock of the Bank from the NPRFC following completion of the rights issue of the Bank, which was announced on 18 June 2011 (the "Initial Transaction"); and
                   (b)     the purchase of further units of ordinary stock, following receipt of appropriate regulatory approvals (the "Conditional Transaction").

                   A Standard Form TR-1 was issued by the NPRFC and the Minister on 2 August 2011 following completion of the Initial Transaction.

                   The Conditional Transaction will complete following receipt of appropriate regulatory approvals. One or more separate Standard Form TR-1s will issue, as appropriate, in connection with the settlement of the Conditional Transaction in accordance with the Transparency (Directive 2004/109/EC) Regulations 2007 and the Transparency Rules issued by the Central Bank of Ireland.

         (B)     2009 Preference Stock

                   The NPRFC holds 1,837,041,304 units of non-cumulative preference stock of €0.01 of the Bank (the "2009 Preference Stock"), which carry voting rights in limited circumstances (as described in this paragraph) in the event of a resolution proposed at a general court of the Bank involving:

             (i)       the appointment and removal of directors (a "Board Resolution"); and
             (ii)      a proposed change of control of the Bank (being a change in the holding of more than 50% of the voting stock of the Bank or of substantially all of the Bank's business and assets) (a "Control
                       Resolution").

             In accordance with the rights attaching to the 2009 Preference Stock, the holder of the 2009 Preference Stock (i.e. the NPRFC) is entitled to exercise the full voting rights attaching to any other stock of the Bank (including ordinary stock) held by it. In the event that the total amount of voting rights attaching to such stock falls below the aggregate number required to enable the holder of the
             2009 Preference Stock to cast 25% of the total voting rights capable of being cast in respect of Board Resolutions and Control Resolutions proposed at a general court of the Bank, the 2009
             Preference Stock carries the right to "top-up'' the total voting rights of the holder of the 2009 Preference Stock to this level.

             The 2009 Preference Stock also entitle the NPRFC to receive a non-cumulative cash dividend at a fixed rate of 10.25 per cent. of the amount paid up on the 2009 Preference Stock (including premium), payable annually in arrears at the discretion of the Bank. If a cash dividend is not paid by the Bank, the Bank shall make a bonus issue of ordinary stock in the Bank (the "Bonus Ordinary
             Stock") to the NPRFC.

             The number of Bonus Ordinary Stock that the Bank would be required to issue to the NPRFC in the event of non-payment of a cash dividend, is calculated by reference to the net amount of the unpaid dividend amount divided by:

             (a)      100 per cent. of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that the Bonus Ordinary Stock is issued on the originally scheduled dividend payment date; or

             (b)      95 per cent. of the average daily closing price of ordinary stock of the Bank on the Irish Stock Exchange over the 30 dealing days immediately preceding the original scheduled dividend declaration date, in the event that that the Bonus Ordinary Stock is issued later than the originally scheduled dividend payment date.

             The Bonus Ordinary Stock will rank pari passu with the ordinary stock of the Bank as to voting.

             The Bonus Ordinary Stock will be issued on a date determined by the Bank, provided that the date of issue is not later than the date on which the Bank subsequently redeems or repurchases or pays a dividend on the 2009 Preference Stock or any other class of capital stock. If any Bonus Ordinary Stock becomes due, but is not issued to the Bank, the NPRFC will be entitled, at a general court of the Bank, to cast up to the number of votes that would have attached to the Bonus Ordinary Stock had it been so issued on the relevant dividend payment date.

Bank of Ireland is making this notification on receipt of a notification from The National Pensions Reserve Fund Commission under the Transparency (Directive 2004/109/EC) Regulations 2007.

Done at Dublin on 17 August 2011.

Contact: Helen Nolan, Group Secretary
Telephone +353 76 6234710

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date:  17 August, 2011